SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 14)

GREAT AMERICAN FINANCIAL RESOURCES, INC.
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(Name of Issuer)

Common Stock, $1.00 Par Value
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(Title of Class of Securities)

389915109
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 4
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ]

Page 1 of 10 Pages

CUSIP NO. 389915109	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

American Financial Group, Inc. 31-1544320

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio corporation

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

38,566,978 (See Item 5)

8	SHARED VOTING POWER

0

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

38,566,978 (See Item 5)

10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
38,566,978 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

81.1% (See Item 5)

14	TYPE OF REPORTING PERSON*

HC

Item 1.     Security and Issuer.

      This Schedule 13D is filed on behalf of American Financial Group, Inc. ("AFG" or the "Reporting Person"), to amend and update the Schedule 13D relative to the common stock, $1.00 par value ("Common Stock") issued by Great American Financial Resources, Inc. ("GAFRI"). AFG formerly filed a 13D jointly with members of the Lindner Family; however, the Reporting Person no longer considers itself to be a member of a group (as set forth in Rule 13d-5) with these parties.

     The principal executive offices of GAFRI are located at 250 East Fifth Street, Cincinnati, Ohio 45202. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Schedule 13D, as previously amended.

Item 2.     Identity and Background.

(a) American Financial Group, Inc.

(b) One East Fourth Street, Cincinnati, Ohio 45202

(c) Holding Company

(d) None

(e) None

(f) Ohio corporation

See Exhibit 1 for information about the executive officers and directors of AFG.

Item 3.     Source and Amount of Funds or Other Consideration.

In connection with the proposed transaction described in Item 4, AFG estimates that the total amount of funds required to purchase all of the outstanding Common Stock not currently owned by AFG in the Merger (as defined in Item 4) and to pay estimated fees and expenses will be approximately $215 million. GAFRI will use cash on hand and borrowings from AFG to finance the consummation of the Merger and the associated fees and expenses.

Item 4.     Purpose of Transaction.

     On February 22, 2007, AFG delivered a merger proposal to the Board of Directors of GAFRI. Under the merger proposed by AFG, GAFRI would pay $23.50 per share, in cash, for each of its shares of Common Stock (the "Shares") not currently owned by AFG, for an aggregate amount of approximately $215 million. If consummated, the merger would increase AFG's ownership of GAFRI's common stock to 100%. Copies of AFG's proposal letter and press release dated February 22, 2007 are being filed as exhibits to this Amendment to Schedule 13D.

Subject to negotiation with and approval by a special committee comprised of directors of GAFRI who are independent of AFG, AFG also proposes that an Agreement and Plan of Merger (the "Acquisition Agreement") would be entered into by and among GAFRI, AFG and an indirect, wholly-owned subsidiary of AFG. The subsidiary of AFG would be merged with GAFRI (the "Merger") in accordance with the terms and conditions of the Acquisition Agreement and Delaware law, and GAFRI would then exist as an indirect wholly-owned subsidiary of AFG. As a result of the Merger, all Shares (except those Shares as to which appraisal rights are exercised under Delaware law and Shares held by AFG) would be converted into the right to receive $23.50 per Share in cash, without interest (the "Merger Price"). The Merger also would be subject to conditions, and AFG expressly reserves the right to waive or not waive any unsatisfied condition in the Merger.

&#AFG believes the Merger is not subject to review of any state regulator under the relevant insurance laws. However, a state with jurisdiction over AFG and GAFRI could assert a right to review the Merger. AFG is informing the relevant regulators of the proposal, and if they do assert such a review right, the Merger will not be completed before obtaining any required approval.

The foregoing is a summary of AFG's current proposal and should not be construed as an offer to purchase Shares. Any offer relating to a merger will be made by means of a proxy statement if and when there is a definitive Acquisition Agreement with GAFRI. Shareholders are urged to read any such proxy statement and other relevant documents regarding the Merger filed with the SEC when they become available because they will contain important information. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by AFG and GAFRI with respect to the Merger, free of charge at the SEC's web site, www.sec.gov, on GAFRI's website at www.gafri.com or at the principal office of GAFRI at 250 East Fifth Street, Cincinnati, Ohio 45202.

The SEC has adopted Rule 13e-3 under the Securities Exchange Act, which is applicable to certain "going private" transactions. Rule 13e-3 requires among other things, that certain financial information concerning GAFRI, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the SEC and disclosed to minority shareholders prior to consummation of the transaction. AFG expects to file the information required by Rule 13e-3 with the SEC after the completion of definitive documentation regarding the Merger, including the Acquisition Agreement, and to provide the required information to holders of Shares at such time.

If the Merger is successfully completed, the surviving corporation would be an indirect wholly-owned subsidiary of AFG, and AFG would expect to amend and restate the certificate of incorporation and bylaws of the surviving corporation to make such changes it deems necessary or appropriate. In addition, if the Merger is successfully completed, 100% of the Common Stock of GAFRI will be held by AFG and its subsidiaries, the Common Stock of GAFRI will be delisted from the New York Stock Exchange and would no longer be traded or quoted, GAFRI will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the composition of the Board of Directors of GAFRI would be changed to include solely individuals designated by AFG. If the Merger is successfully completed, AFG may change GAFRI's business and corporate structure and may sell, transfer or otherwise dispose of all or some of GAFRI's assets.

AFG expressly reserves the right to withdraw the proposed Merger, in its sole discretion, prior to the execution of a definitive acquisition agreement and to modify its proposal relating to the Merger in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.

AFG is motivated to simplify its organizational structure and use excess capital to increase its ownership of a core specialty focused business. As a result, AFG is not interested in pursuing a sale of its position in GAFRI.

If the merger is completed, AFG intends to guarantee all of GAFRI's publicly-traded debt obligations.

AFG understands that its executive officers and directors that hold Common Stock do so for investment purposes. Other than as described above, none of AFG nor, to the best knowledge of AFG, any of AFG's executive officers or directors, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the proposed transaction does not occur for any reason, AFG and its executive officers and directors intend to review continuously GAFRI's business affairs, general industry and economic conditions and the capital needs of AFG. Based on such review, these entities and individuals may, from time to time, determine to increase or decrease their ownership of Common Stock, approve an extraordinary corporate transaction with regard to GAFRI or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     As of February 22, 2007, the Reporting Person beneficially owned an aggregate of 38,566,978 shares (or approximately 81.1%) of the outstanding GAFRI Common Stock, with 9,641,500 shares held directly and 28,924,495 and 983 shares held through its wholly-owned, indirect subsidiaries, Great American Insurance Company and American Premier Underwriters, Inc., respectively.

     At February 22, 2007, certain officers and directors of AFG beneficially owned shares of GAFRI Common Stock as follows:
Holder	Position	Number of Shares *
-----------------------	-----------	-----------------

Kenneth C. Ambrecht	Director	11,198
James E. Evans	Director, Sr. VP	5,700
Theodore H. Emmerich	Director	1,561
Keith A. Jensen	Sr. VP	84,000
S. Craig Lindner	Director & Co-CEO	126,407
Carl H. Lindner	Chairman of the Board	536,808
William R. Martin	Director	49,480
Thomas E. Mischell	Sr. VP	11,000

* Does not include any shares which may be held in the AFG Retirement and Savings Plan (the "AFG RASP"). The AFG RASP held 1,432,925 shares of GAFRI Common Stock at December 31, 2006.

     On February 13, 2007, Mr. Martin acquired 1,000 shares of GAFRI Common Stock upon exercise of stock options at a price of $14.76 per share. As of February 22, 2007, and within the past 60 days, to the best knowledge and belief of the undersigned and other than as set forth herein, no transactions involving GAFRI Common Stock had been engaged in by the Reporting Person or by AFG's directors or executive officers.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.

Item 7.   Material to be filed as Exhibits.

(1)  Schedule referred to in Item 2.

(2)  Letter to the GAFRI Board of Directors dated February 22, 2007.

(3) AFG Press Release dated February 22, 2007.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    February 23, 2007
AMERICAN FINANCIAL GROUP, INC.

By: Karl J. Grafe
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Karl J. Grafe, Vice President, Assistant General Counsel & Assistant Secretary

Exhibit 1

Item 2.  Identity and Background.

Carl H. Lindner

For more than five years, Mr. Lindner has served as the Chairman of the Board, and until January 2005, also served as Chief Executive Officer of AFG.  He is also Chairman of the Board of Directors of GAFRI.

Carl H. Lindner III	He has been Co-Chief Executive Officer since January 2005, and for more than five years, Mr. Lindner has served as Co-President of AFG.
S. Craig Lindner

He has been Co-Chief Executive Officer since January 2005, and for more than five years Mr. Lindner has served as Co-President of AFG. He is also President and Chief Executive Officer and a Director of GAFRI.

Kenneth C. Ambrecht

Mr. Ambrecht has extensive corporate finance experience having worked in the U.S. capital markets for over 30 years. In December 2005, Mr. Ambrecht organized KCA Associates LLC, through which he serves as a consultant to several companies, advising them with respect to financings and financial transactions. From July 2004 to December 2005, he served as a Managing Director with the investment banking firm First Albany Capital. For more than five years prior, Mr. Ambrecht was a Managing Director with Royal Bank Canada Capital Markets. Prior to that post, Mr. Ambrecht worked with the investment bank Lehman Brothers as Managing Director of its capital markets division. Mr. Ambrecht is also a member of the Board of Directors of GAFRI. Mr. Ambrecht's address is 283 Greenwich Avenue, Greenwich, CT 06830.

Theodore H. Emmerich

Prior to his retirement in 1986, Mr. Emmerich was managing partner of the Cincinnati office of the independent accounting firm of Ernst & Whinney. Mr. Emmerich's address is 1201 Edgecliff Place, Cincinnati, Ohio, 45206.

James E. Evans	For more than five years, Mr. Evans has served as Senior Vice President and General Counsel of AFG.
Terry S. Jacobs

Mr. Jacobs has served as President and Chief Executive Officer of The JFP Group, LLC, a real estate investment and development company, since September 2005. From its founding in September 1996 until September 2005, Mr. Jacobs served as Chairman of the Board and Chief Executive Officer of Regent Communications, Inc. Mr. Jacobs' address is 625 Eden Park Drive, Suite 1025, Cincinnati, OH 45202.

William R. Martin

Prior to his retirement in 2003, Mr. Martin had been Chairman of the Board of MB Computing, Inc., a computer software and services company, for more than five years. Mr. Martin is also a director of Great American Financial Resources, Inc. Mr. Martin's business address is 245 46th Avenue, St. Petersburg Beach, Florida 33706.

William W. Verity

Mr. Verity has been principal of Verity & Verity, LLC since September 2006 and President of Veritas Asset Management, LLC, an investment management company, since January 1, 2002, and prior to that, he was a partner of Pathway Guidance L.L.C., an executive consulting firm, from October 2000. For more than five years previously, Mr. Verity was Chairman and Chief Executive Officer of ENCOR Holdings, Inc., a developer and manufacturer of plastic molded components. Mr. Verity's business address is 96 Broad Street, Charleston, SC 29401.

Keith A. Jensen	Keith A. Jensen has served as Senior Vice President of AFG for over five years. Since January 2005, he has also served as AFG's chief financial officer.
Thomas E. Mischell	Thomas E. Mischell has served as Senior Vice President - Taxes of AFG for over five years.

     Unless otherwise noted, the business address of AFG and each of the persons listed above is One East Fourth Street, Cincinnati, Ohio, 45202, and all of the individuals are citizens of the United States.

     None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Exhibit 2

February 22, 2007

The Board of Directors

Great American Financial Resources, Inc.

201 East Fifth Street

Cincinnati, Ohio 45202

Gentlemen:

By this letter, American Financial Group, Inc. ("AFG") proposes that its approximately 81%-owned subsidiary, Great American Financial Resources, Inc. ("GAFRI"), engage in a merger transaction that would result in AFG becoming the beneficial owner of 100% of GAFRI's outstanding shares of common stock. AFG proposes that in the merger, holders of shares other than those shares beneficially owned by AFG would receive $23.50 per share in cash.

The source of funds would be a combination of excess cash of GAFRI and AFG. The merger would involve a newly incorporated GAFRI or AFG subsidiary with GAFRI being the surviving corporation. AFG intends to guarantee all of GAFRI's debt obligations upon completion of the merger.

AFG is motivated to simplify its organizational structure and use some excess capital to increase its ownership of a core specialty focused business. As a result, AFG is not interested in pursuing a sale of its position in GAFRI.

AFG considers the price to be received by GAFRI minority shareholders to be fair in light of the recent and historical trading prices of GAFRI common stock (including the average closing price for the last 30 trading days, which is approximately $22.00) and with respect to GAFRI's book value, return on equity, price to earnings multiple and other factors.

The transaction would be subject to approvals by the Board of Directors of AFG, the Board of Directors of GAFRI and applicable regulatory authorities. It is AFG's expectation that the GAFRI board will appoint a special committee of independent directors to consider this proposal on behalf of GAFRI shareholders other than AFG and to make a recommendation to the full Board of Directors. We look forward to discussing this proposal with the GAFRI special committee. AFG does not intend to pursue the proposal without the favorable recommendation of such special committee.

We further recognize the consummation of the above-referenced transaction could only occur after definitive transaction documentation has been executed; a proxy with respect to the transaction has been filed with and cleared by the Securities and Exchange Commission; a GAFRI shareholders' meeting has been duly noticed and held; and all other regulatory clearances have been obtained.

We look forward to your response, on behalf of GAFRI, to this proposal.

Sincerely,

AMERICAN FINANCIAL GROUP, INC.

By: /s/ James E. Evans

James E. Evans

Senior Vice President & General Counsel

Exhibit 3

AMERICAN FINANCIAL GROUP, INC. PROPOSES

A MERGER TRANSACTION THAT WOULD INCREASE ITS OWNERSHIP OF

GREAT AMERICAN FINANCIAL RESOURCES, INC. TO 100%

Cincinnati, Ohio - February 22, 2007 - American Financial Group, Inc. (NYSE/NASDAQ: AFG) announced that it has proposed that its 81%-owned subsidiary, Great American Financial Resources, Inc. ("GAFRI") (NYSE: GFR) engage in a merger transaction that would increase AFG's ownership of GAFRI's common stock to 100%.

Under the proposed merger transaction, GAFRI will acquire for cash all the outstanding shares not currently held by AFG at a price of $23.50 per share for an aggregate amount of approximately $215 million. GAFRI will use excess capital plus borrowings from AFG to fund the transaction.

AFG expects this transaction to be accretive to its earnings by an annualized amount of $.07 per share and will enhance its return on equity. Craig Lindner and Carl Lindner III, AFG's Co-Chief Executive Officers jointly stated: "We believe this transaction is beneficial to AFG and its shareholders while being fair to GAFRI minority shareholders. It allows us to use our excess capital to increase our ownership of a specialty-focused business that supports our strategic initiatives. It simplifies the AFG organization and results in immediate expense savings through the elimination of a public company and allows for other synergies that will provide efficiencies over time."

It is anticipated that GAFRI will establish a special committee of independent directors which will retain legal and financial advisors to consider the proposal.

While the transaction is subject to the negotiation of a merger agreement with GAFRI's special committee of independent directors, and will be subject to customary conditions and regulatory approvals, AFG anticipates a closing in the third quarter of 2007.

Through the operations of Great American Insurance Group, AFG is engaged primarily in property and casualty insurance, focusing on specialized commercial products for businesses, and in the sale of retirement annuities and supplemental insurance products.

This press release contains certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this press release not dealing with historical results are forward-looking and are based on estimates, assumptions and projections. Examples of such forward-looking statements include statements relating to: the Company's expectations concerning market and other conditions, earnings and investment activities.

Actual results could differ materially from those expected by AFG depending on certain factors including but not limited to: the terms of the proposed transactions, changes in economic conditions including interest rates, performance of securities markets, the availability of capital, regulatory actions and changes in the legal environment affecting AFG and other changes in market conditions that could affect any party to the proposed transactions.

Contact: Anne N. Watson Web Sites: www.afginc.com

Vice President-Investor Relations www.GAFRI.com www.GreatAmericanInsurance.com

(513) 579-6652

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